                                                   FILED PURSUANT TO RULE 424(a)
                                                   REGISTRATION NO. 33-64863

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED DECEMBER 11, 1995

                                  $150,000,000
   [LOGO OF ALLEGHENY LUDLUM CORPORATION]
                          ALLEGHENY LUDLUM CORPORATION

                     % DEBENTURES DUE DECEMBER   , 2025

  Interest on the Debentures is payable on      and      of each year,
commencing     , 1996. No sinking fund is provided for the Debentures, and the
Debentures are not subject to redemption at the option of the Company. The Debentures initially will be represented by one or more Global Debentures registered in the name of The Depository Trust Company or its nominee. Beneficial interests in the Global Debentures will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Debentures in definitive form will not be issued. The Debentures will be issued only in registered form in denominations of $1,000 and integral multiples thereof. The Debentures will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in the Debentures will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds so long as the Debentures are represented by Global Debentures. See "Description of Debentures".
                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                  -----------

                                     INITIAL PUBLIC   UNDERWRITING  PROCEEDS TO
                                    OFFERING PRICE(1) DISCOUNT (2) COMPANY(1)(3)
                                    ----------------- ------------ -------------
Per Debenture......................           %              %             %
Total..............................       $              $             $

-----

(1) Plus accrued interest, if any, from December   , 1995.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deducting estimated expenses of $400,000 payable by the Company.
                                  -----------

  The Debentures are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Debentures will be ready for delivery in book-entry form only through the facilities of DTC in
New York, New York, on or about December   , 1995 against payment therefor in
immediately available funds.
GOLDMAN, SACHS & CO.
                                CS FIRST BOSTON
                                                            SALOMON BROTHERS INC
                                  -----------

               The date of this Prospectus is December   , 1995.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                               ----------------

                             AVAILABLE INFORMATION

  Allegheny Ludlum Corporation, a Pennsylvania corporation (the "Company"), is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at two of its Regional Offices located at: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661; and Seven World Trade Center, 13th Floor, New York, NY 10048. Copies of such material can be obtained upon written request from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington D.C. 20549, upon payment of prescribed rates. Such material can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005, on which exchange the Common Stock of the Company is listed.

  The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "1933 Act"), with respect to the Debentures. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement for further information with respect to the Company and the Debentures. The Registration Statement may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549, and copies thereof may be obtained from the Commission upon payment of prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company hereby incorporates by reference in this Prospectus its Annual Report on Form 10-K for the fiscal year ended January 1, 1995 (the "1994 Form 10-K") and its Quarterly Reports on Form 10-Q for the fiscal periods ended April 2, 1995, July 2, 1995, and October 1, 1995 (the last being the "1995 3rd Quarter Form 10-Q").

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the offering of the Debentures shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Any person to whom this Prospectus is delivered may obtain without charge, upon written or oral request, a copy of any of the documents incorporated herein by reference, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for such copies should be directed to Jon D. Walton, Vice President-General Counsel and Secretary, Allegheny Ludlum Corporation, 1000 Six PPG Place, Pittsburgh, PA 15222-5479 (telephone (412) 394-2800).

                                  THE COMPANY

  Allegheny Ludlum Corporation is one of the world's leading manufacturers of specialty materials and one of the largest domestic producers of stainless steel. The Company manufactures stainless steel sheet, strip, plate, foil, welded tubing and stampings; silicon electrical steel sheet and strip; and other specialty steel and specialty metals alloys, including tool steels, magnetic, thermostatic and electronic sheet and strip, and high-temperature alloys.

  The Company is a Pennsylvania corporation formed in 1979. The Company's principal executive offices are located at 1000 Six PPG Place, Pittsburgh, PA 15222-5479, telephone (412) 394-2800.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the Debentures offered hereby, after deducting the underwriting discount and
offering expenses, are estimated to be $          . Of this amount, up to
$104,110,000 will be used to redeem the Company's currently outstanding 5 7/8% Convertible Subordinated Debentures due March 15, 2002 (the "Convertible Debentures") and the balance will be used for general corporate purposes. Those general corporate purposes may include the funding of working capital and capital spending.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of October 1, 1995, and as adjusted to reflect the issuance of the Debentures and the application of a portion of the proceeds thereof to redeem the Convertible Debentures (assuming that no Convertible Debentures are converted).

                                                     AS OF OCTOBER 1, 1995
                                                     -------------------------
                                                      ACTUAL     AS ADJUSTED
                                                     ----------  -------------
                                                         (IN THOUSANDS)
Short-Term Debt and Current Portion of Long-Term
 Debt............................................... $    1,973   $    1,973
                                                     ==========   ==========
Long-Term Debt
  Outstanding Senior Long-Term Debt.................     31,598       31,598
  Debentures Offered Hereby.........................         --      150,000
  Convertible Debentures............................    100,000           --
                                                     ----------   ----------
    Total Long-Term Debt Less Current Portion....... $  131,598   $  181,598
Shareholders' Equity
  Preferred Stock, Par Value $1:
    Authorized--50,000,000; Issued--none............         --           --
  Common Stock, Par Value $0.10:
    Authorized--250,000,000; Issued--72,878,242.....      7,288        7,288
    Additional Capital..............................    271,430      271,430
    Retained Earnings...............................    204,484      201,539(1)
    Equity adjustment related to minimum liability
     for pension plans..............................    (20,682)     (20,682)
    Common Stock in Treasury at Cost--4,440,670
     shares.........................................    (78,382)     (78,382)
                                                     ----------   ----------
      Total Shareholders' Equity....................    384,138      381,193
                                                     ----------   ----------
        Total Capitalization........................ $  517,709   $  564,764
                                                     ==========   ==========

--------
(1) As adjusted, retained earnings includes the after-tax cost of the call premium for the Convertible Debentures and the associated write-off of deferred bond issue costs.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth certain summary selected consolidated financial data for each of the five fiscal years in the period ended January 1, 1995 and for the nine-month periods ended October 2, 1994 and October 1, 1995, respectively. The data for the five full fiscal years has been derived from the consolidated financial statements of the Company audited by Ernst & Young LLP as set forth in their report appearing elsewhere herein and the data for the nine-month periods has been derived from the Company's unaudited consolidated financial statements. See "Experts". The results of operations for any interim period are not necessarily indicative of the results of operations to be reported for the full year. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" below and the consolidated financial statements and notes thereto incorporated by reference in this Prospectus.

                           FISCAL NINE
                           MONTHS ENDED                  FISCAL YEAR ENDED
                         -----------------  ------------------------------------------------
                         OCT. 1,   OCT. 2,  JAN. 1,   JAN. 2,   JAN. 3,   DEC. 29,  DEC. 30,
                         1995(1)   1994(2)  1995(2)   1994(3)     1993      1991      1990
                         --------  -------  --------  --------  --------  --------  --------
                                (IN MILLIONS, EXCEPT RATIOS AND PER SHARE DATA)
Income statement data:
 Net sales ............. $1,159.4  $ 748.4  $1,076.9  $1,100.2  $1,036.0  $1,004.6  $1,084.9
 Operating income.......    157.8      7.2      41.4     103.9      76.4      73.7     111.0
 Income (loss) before
  cumulative effect of
  accounting change ....     93.4     (0.7)     18.2      70.8      46.9      41.1      68.9
 Net income (loss)......     93.4     (0.7)     18.2      70.8     (78.3)     41.1      68.9
 Earnings before
  interest, taxes,
  depreciation and
  amortization..........    193.8     35.6      79.6     158.3     114.4     104.0     138.8
 Depreciation and
  amortization..........     30.0     28.5      38.2      30.7      27.6      26.2      22.7
 Capital expenditures...     19.5     37.6      52.7      50.4      26.0      36.5      57.0
 Ratio of earnings to
  fixed charges
  (unaudited) (4).......     25.7x      --       4.7x     14.1x     10.2x     12.8x     16.7x
 Pro forma ratio of
  earnings to
  fixed charges
  (unaudited) (5).......     22.7x      --       4.2x       --        --        --        --
Balance sheet data (at
 period end):
 Working capital........    243.1    199.2     225.4     258.9     299.4     192.9     198.2
 Total assets...........  1,116.1  1,087.6   1,094.7   1,174.0     871.2     764.5     793.2
 Long-term debt due
  after one year........    131.6    133.6     133.1     138.9     138.1      48.5      52.8
 Shareholders' equity...    384.1    372.7     361.7     403.4     256.9     364.5     352.3

--------
(1) Income statement amounts include assets held for sale beginning January 2, 1995.
(2) The USWA called a strike in the second quarter which lasted 10 weeks.
(3) Beginning November 10, 1993, results include acquisition of Jessop Steel Company.
(4) For purposes of determining the consolidated ratios, earnings consist of consolidated income before income taxes plus fixed charges other than capitalized interest. Fixed charges consist of interest, both capitalized and expensed, and interest related to rental expenses. No ratio was calculated for the nine months ended October 2, 1994.
(5) For purposes of determining the pro forma consolidated ratios, only the net increase in interest expense resulting from the proposed issuance of the Debentures and the corresponding retirement of the Convertible Debentures was considered. The pro forma ratios were computed only for the periods indicated using an interest rate of 7% and an aggregate principal amount for the Debentures of $100,000,000, in accordance with the applicable rules of the Commission. (If the pro forma ratios were computed based on $150,000,000 of Debentures, they would be 16.7x and 3.1x, respectively.)

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the information in the consolidated financial statements and notes to the consolidated financial statements included in the 1995 3rd Quarter Form 10-Q.

  The 1994 fiscal nine months and, to a lesser extent, the 1994 third quarter include the effects of a 10-week labor strike that began April 1, 1994.

RESULTS OF OPERATIONS

  Net sales by product line were as follows:

                              FISCAL QUARTER ENDED          FISCAL NINE MONTHS ENDED
                         ------------------------------- -------------------------------
                         OCTOBER 1, 1995 OCTOBER 2, 1994 OCTOBER 1, 1995 OCTOBER 2, 1994
                         --------------- --------------- --------------- ---------------
                                   (MILLIONS)                      (MILLIONS)
Stainless steel.........     $314.7          $199.7         $  961.3         $581.9
Silicon electrical
 steel..................       33.7            34.9            102.1           95.8
Other specialty alloy...       25.2            27.7             96.0           70.7
                             ------          ------         --------         ------
Total net sales.........     $373.6          $262.3         $1,159.4         $748.4
                             ======          ======         ========         ======

  Net sales and shipments in the 1995 periods were considerably higher than the 1994 periods primarily due to strong market demand, higher prices and selling price surcharges in 1995. In addition, net sales and shipments in the first nine months of 1994 and, to a lesser extent, in the third quarter of 1994, were adversely affected by the labor strike. Shipments were 133,596 tons and 444,155 tons in the 1995 third quarter and nine months, respectively, compared to 117,412 tons and 334,588 tons in the 1994 periods.

  Stainless steel market demand was at relatively high levels in the 1995 third quarter. Both 1995 periods benefited from price increases, selling price surcharges and improved product mix, especially reduced shipments of lower-priced commodity stainless steel for exhaust systems. Selling price surcharges based on nickel, molybdenum and chromium costs are expected to continue, at lesser rates, into the 1995 fourth quarter.

  Silicon electrical steel sales in the 1995 periods benefited from higher prices for most products. The sales decrease in the 1995 third quarter compared to the 1994 third quarter resulted from lower demand for certain domestic products and lower shipments of exported products. Although silicon electrical steel sales in the 1995 nine months are higher than the 1994 nine months, they did not return to pre-strike levels.

  Other specialty alloy sales decreased in the 1995 third quarter compared to the 1994 third quarter as a result of lower shipments, especially of tool steels, which were only partially offset by higher selling prices and higher shipments of some plate products.

  Cost of products sold as a percentage of net sales were 3.4 and 8.7 percentage points more favorable in the 1995 third quarter and nine months, respectively, as compared to the 1994 periods. The improvements in the 1995 periods reflect higher sales levels and continued efforts to contain costs. Also, the 1994 nine-month period was adversely affected by the strike which resulted in lower sales without a corresponding reduction in fixed costs and the further negative cost effect of the hourly signing bonus under the new labor agreement and the related bonus for salaried employees.

  Research, development and technology costs increased in the third quarter and first nine months of 1995 compared to the 1994 periods primarily due to higher expense for profit-related compensation plans and higher technical support of manufacturing processes due to increased production levels.

  Commercial and administrative costs increased in the 1995 periods compared to the 1994 periods primarily due to higher expense for profit-related compensation plans, which was partially offset by lower expense for the Washington, Pennsylvania plant due to realized synergies.

  Earnings from assets held for sale are attributable primarily to two non-specialty steel companies which were acquired in 1993. The results of these businesses continue to reflect the Company's successful efforts to improve the productivity and reduce the costs of these businesses as well as favorable market conditions. See "Financial Condition and Liquidity".

  The effective tax rate of 40.5% in the 1995 third quarter compares favorably with the effective tax rate of 47.1% in the 1994 period. The lower 1995 rate reflects a reduction in Pennsylvania's effective tax rate. Also, the 1994 rate temporarily increased as a result of low earnings caused by the continued effect of the strike coupled with the fixed amortization of cost in excess of net assets acquired which is not tax deductible. The effective tax rate in the 1995 nine months was 40.8% compared to the 1994 period in which taxes exceeded income before income taxes as a result of the strike.

FINANCIAL CONDITION AND LIQUIDITY

  Working capital increased to $243.1 million at the end of the third quarter of 1995 compared to $225.4 million at the end of 1994. The current ratio remains at 2.3 for both periods. The increase in working capital is primarily reflected in higher trade receivables, due to higher sales, as well as lower balances in accounts payable and taxes. These changes were partially offset by lower inventories and increased liabilities for compensation and benefits.

  Cash and cash equivalents at the end of the 1995 nine months had grown to $59.4 million from a beginning balance of $11.2 million. This net increase resulted from cash generated from operations which was partially used to repurchase $50.5 million in common stock, invest $19.5 million in capital equipment, pay dividends of $16.9 million and pay down $1.5 million in debt during the period.

  The Company continues to anticipate that the two non-specialty steel companies that are held for sale will be sold by the end of the 1995 fiscal year.

  The Company continues to estimate that capital expenditures for 1995 will be approximately $30 million.

  On November 9, 1995, the Company's Board of Directors increased the regular quarterly cash dividend from $.12 to $.13 per share of common stock and expanded the Company's share repurchase program from 8 million shares to a new total authorization of 12 million shares. Through December 7, 1995, the Company has repurchased approximately 6.7 million shares.

                           DESCRIPTION OF DEBENTURES

  The  % Debentures due December   , 2025 (the "Debentures") will be issued
under an Indenture, dated as of December , 1995 (the "Indenture"), to be entered into by the Company and The Chase Manhattan Bank (National Association), as trustee (the "Trustee"). The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to the detailed provisions of the Indenture, a copy of the form of which is filed as an exhibit to the Registration Statement and to which reference is hereby made for a full description of such provisions and for other information regarding the Debentures. Section references below are to the Indenture. Capitalized terms used but not defined herein have the meanings ascribed to them in the Indenture. Whenever particular provisions of the Indenture are referred to, such provisions are incorporated by reference as part of the statements made and the statements are qualified in their entirety by such reference.

GENERAL

  The Debentures will be unsecured obligations of the Company, ranking equally with all other unsecured and unsubordinated indebtedness of the Company, will be limited to an aggregate principal amount of $150,000,000 and will mature on
December   , 2025. The Indenture does not limit the amount of additional unsecured indebtedness that the Company may incur.

  Interest will be payable semi-annually on       and       of each year
commencing      , 1996, to the registered Holders of Debentures on the
preceding       and      , respectively. The Debentures will bear interest
from December   , 1995 at the rate per annum set forth on the cover page of this Prospectus. (Section 301)

  Initially, the Debentures will be issued in the form of one or more Global Debentures registered in the name of The Depository Trust Company ("DTC" or the "Depositary") or its nominee. In certain circumstances, Debentures will be issued in fully registered form without coupons in denominations of $1,000 and integral multiples thereof. See "Book-Entry System" below. (Sections 302, 303 and 305)

  The principal of and interest on the Debentures will be payable, the transfer of Debentures will be registrable and the Debentures may be presented for exchange, at the office of the Trustee in the Borough of Manhattan, The City of New York. If the Debentures are no longer represented by Global Debentures, payment of interest may, at the option of the Company, be made by check mailed to the address of the Person entitled thereto. No service charge will be made for any transfer or exchange of Debentures, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 301, 305 and 1002)

  No sinking fund is provided for the Debentures, and the Debentures are not subject to redemption at the option of the Company.

RESTRICTIVE COVENANTS

  Limitation on Liens. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary (as defined below) to, issue, assume or guarantee any Debt (as defined below) secured by a Lien (as defined below) upon any Principal Property (as defined below) of the Company or of any Restricted Subsidiary or upon any shares of stock or Debt issued by any Restricted Subsidiary (whether now owned or hereafter acquired), without effectively providing concurrently that the Debentures (together with, if the Company so determines, any other indebtedness of or guaranty by the Company or such Restricted Subsidiary then existing or thereafter created which is not subordinated to the Debentures) will be secured equally and ratably with (or, at the option of the Company, prior to) such Debt, so long as such Debt is so secured. The foregoing restrictions do not apply to Debt secured by: (i) certain types of Liens on property of, or shares of stock or Debt issued by, any Subsidiary existing at the time it becomes a Restricted Subsidiary; (ii) Liens on any asset existing at the time of acquisition thereof (including acquisition through merger or consolidation) or securing the payment of all or any part of the purchase price or construction cost thereof (including Debt incurred for such purpose prior to, at the time of, or within 180 days thereafter); (iii) Liens to secure all or any part of the cost of development, construction, alteration, repair or improvement of all or any part of any property (including Debt incurred for such purpose prior to, at the time of, or within 180 days thereafter); (iv) Liens which secure Debt owing by a Restricted Subsidiary to the Company or to another Restricted Subsidiary or by the Company to a Restricted Subsidiary so long as the Debt is held by the Company or a Restricted Subsidiary; (v) Liens securing indebtedness of a Person which becomes a successor of the Company that are permissible under the provisions described under "Consolidation, Merger and Sale of Assets"; (vi) Liens in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, or in favor of any other country or any political subdivision thereof, to secure partial, progress, advance or other payments (including but not limited to Liens incurred in connection with pollution control, industrial revenue or similar
financing); (vii) Liens existing at     , 1995 including Liens to the extent
such Liens attach to property acquired after such date pursuant to the terms of the instrument creating such Liens as in effect on such date; and (viii) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Lien referred to in the foregoing clauses (i) to (vii), inclusive, or of any Debt secured thereby; provided, that such extension, renewal or replacement Lien is limited to all or any part of the same property that secured the Lien extended, renewed or replaced (plus any improvements and construction on such property) and secures no larger amount of Debt than that which had been so secured at the time of such extension, renewal or replacement and, in the case of clause (iv), that the Debt being secured thereby is being secured for the same type of creditor as the Debt being replaced. In addition, the Company and any one or more Restricted Subsidiaries may issue, assume or guarantee Debt secured by a Lien which would otherwise be subject to the restrictions described in the first sentence of this paragraph if at the time it does so the aggregate amount of such Debt plus all other Debt of the Company and its Restricted Subsidiaries secured by Liens which would otherwise be subject to those restrictions after giving effect to the retirement of any Debt which is currently being retired (not including Debt permitted to be secured under clauses (i) through (viii) described above), plus the aggregate Attributable Debt (as defined below) of Sale and Leaseback Transactions (as defined below) not permitted by the
covenant described in the succeeding paragraph entered into after      , 1995
and in existence at that time (less the aggregate amount of proceeds of such Sale and Leaseback Transactions which have been applied as described in that paragraph), does not exceed 10% of Consolidated Net Tangible Assets (as defined below). (Section 1004)

  Limitation on Sale and Leaseback Transactions. The Company will not itself, and will not permit any Restricted Subsidiary to, enter into any arrangements
after      , 1995 with any Person (other than the Company or another
Restricted Subsidiary) providing for the leasing as lessee by the Company or by any such Restricted Subsidiary of any Principal Property (except a lease for a temporary period not to exceed three years by the end of which it is intended the use of such Principal Property by the lessee will be discontinued and a lease which secures or relates to industrial revenue or pollution control bonds or similar financing), which was or is owned by the Company or a Restricted Subsidiary and which has been or is to be sold or transferred by the Company or a Restricted Subsidiary, more than 180 days after the completion of construction and commencement of full operation thereof by the Company or such Restricted Subsidiary, to such Person on the security of such Principal Property (a "Sale and Leaseback Transaction") unless: (i) the Company or such Restricted Subsidiary would (at the time of entering into such arrangement) be entitled as described in clauses (i) through (viii) of the second sentence of the preceding paragraph, without equally and ratably securing the Debentures, to issue, assume or guarantee Debt secured by a Lien on such Principal Property in the amount of the Attributable Debt arising from such Sale and Leaseback Transaction; or (ii) the Attributable Debt of the Company and its Restricted Subsidiaries in respect of such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into after
     ,

1995 (other than any such Sale and Leaseback Transactions as would be permitted as described in clause (i) and in the next succeeding sentence), plus the aggregate principal amount of Debt secured by Liens on Principal Properties then outstanding (not including any such Debt secured by Liens described in clauses (i) through (viii) of the second sentence of the preceding paragraph) which do not equally and ratably secure the Debentures, would not exceed 10% of Consolidated Net Tangible Assets. Notwithstanding the foregoing, the Company may engage in a Sale and Leaseback Transaction if, within 180 days after the sale or transfer, it applies or causes a Restricted Subsidiary to apply an amount equal to the greater of the net proceeds of such sale or transfer or the fair value, as determined by the Board of Directors of the Company, of the Principal Property so sold and leased back at the time of entering into such Sale and Leaseback Transaction to the retirement of Debentures or other Debt of the Company (other than Debt subordinated to the Debentures), or Debt of any Restricted Subsidiary (other than Debt owed to the Company or any Restricted Subsidiary), having a stated maturity (i) more than 12 months from the date of such application or (ii) which is extendable at the option of the obligor thereon to a date more than 12 months from the date of such application (other than any payment at Maturity); provided, that the amount to be so applied may be reduced by (x) the principal amount of Debentures delivered to the Trustee for retirement and cancellation within 180 days after such sale or transfer, and (y) the principal amount of any such Debt of the Company or a Restricted Subsidiary other than Debentures voluntarily retired by the Company or a Restricted Subsidiary within 180 days after such sale or transfer. (Section 1005)

  Certain Definitions. "Attributable Debt" in respect of a Sale and Leaseback Transaction means, as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease involved in such Sale and Leaseback Transaction, as determined in good faith by the Company) of the obligation of the lessee thereunder for net rental payments (excluding, however, any amounts required to be paid by such lessee, whether or not designated as rent or additional rent, on account of maintenance and repairs, services, insurance, taxes, assessments, water rates or similar charges and any amounts required to be paid by such lessee thereunder contingent upon monetary inflation or the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges) during the remaining term of such lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

  "Consolidated Net Tangible Assets" means the aggregate amount of assets of the Company and its consolidated subsidiaries (less applicable reserves) after deducting therefrom (a) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles and (b) all current liabilities except for current maturities of long-term debt and current maturities of capitalized lease obligations, indebtedness for borrowed money having a maturity of less than 12 months from the date of the most recent audited consolidated balance sheet of the Company, but which by its terms is renewable or extendable beyond 12 months from such date at the option of the borrower, and deferred taxes which are classified as current liabilities, all as reflected in the audited consolidated balance sheet contained in the Company's most recent annual report to its shareholders under Rule 14a-3 of the 1934 Act, prior to the time as of which "Consolidated Net Tangible Assets" is being determined.

  "Debt" means indebtedness for borrowed money.

  "Lien" means any mortgage, pledge, security interest or lien.

  "Principal Property" means any manufacturing plant or other similar facility located within the United States of America (other than its territories and possessions) and owned by, or leased to, the Company or any Restricted Subsidiary, the book value of the real property, plant and equipment of which (as shown, without deduction of any depreciation reserves, on the books of the owner or owners) is not less than 2% of Consolidated Net Tangible Assets as of the date on which such plant or other facility is acquired or a leasehold interest therein is acquired except (a) any such plant or facility which the Board of Directors determines by Board Resolution in good faith is not of material importance to the total business conducted, or assets owned, by the Company and its Restricted Subsidiaries as an entirety, or (b) any portion of any such plant or facility which the Board of Directors determines by Board Resolution in good faith not to be of material importance to the use or operation thereof.

  "Restricted Subsidiary" means any Subsidiary substantially all the property of which is located, or substantially all the business of which is carried on, within the United States of America (other than its territories and possessions) which shall at the time, directly or indirectly, through one or more Subsidiaries or in combination with one or more other Subsidiaries or the Company, own or be a lessee of a Principal Property. (Section 101)

EVENTS OF DEFAULT AND NOTICE

  An Event of Default is defined in the Indenture to be a (i) default for 30 days in the payment of any interest upon any of the Debentures when due; (ii) default in the payment of the principal of any of the Debentures when due;
(iii) default by the Company in the performance, or breach, of any of its other covenants in the Indenture which has not been remedied by the end of a period of 60 days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Debentures; (iv) the occurrence of an event of default under any indenture or instrument under which the Company or any Restricted Subsidiary shall have outstanding at least $10,000,000 aggregate principal amount of indebtedness for money borrowed whose maturity has been accelerated and such acceleration has not been annulled within 30 days after written notice as provided in the Indenture; and (v) certain events of bankruptcy, insolvency or reorganization of the Company. (Section 501)

  The Indenture provides that, if an Event of Default shall have happened and is continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debentures may declare the principal amount of and all accrued interest on all Debentures to be immediately due and payable. Such declaration may be rescinded if certain conditions are satisfied. (Section
502)

  The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debentures may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee; provided, that such direction is not in conflict with any rule of law or with the Indenture. The Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction, and the Trustee will have the right to decline to follow any such direction if the Trustee in good faith determines that the action so directed would involve the Trustee in personal liability for which it has not been adequately indemnified or would be unduly prejudicial to Holders not joining in such direction. (Section 512)

  The Indenture contains provisions entitling the Trustee, subject to the duty of the Trustee during the continuance of an Event of Default to act with the required standard of care, to be indemnified by the Holders of Debentures before proceeding to exercise any right or power under the Indenture at the request of the Holders of Debentures. (Sections 601 and 603)

  The Indenture also provides that the Trustee will, within 90 days after the occurrence of a default in respect of the Debentures known to it, give to the Holders of the Debentures notice of such default; provided, however, that, except in the case of a default in the payment of the principal of or interest on any Debentures, the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the Holders of the Debentures; and, provided, further, that such notice shall not be given until at least 30 days after the occurrence of an Event of Default in connection with the failure to perform or breach of any covenant of the Company under the Indenture. The term default for the foregoing purpose means an event which is, or after notice or lapse of time or both would become, an Event of Default. (Section 602)

  The Indenture requires the Company to file annually with the Trustee a certificate, executed by a designated officer of the Company, stating to the best of the officer's knowledge that the Company is not in default under certain covenants under the Indenture or, if the officer has knowledge that the Company is in such default, specifying such default. (Section 1007)

MODIFICATION AND WAIVER

  The Indenture provides that the Company and the Trustee may, without the consent of any Holders of the Debentures, enter into supplemental indentures for the purposes, among other things, of adding to the Company's covenants, adding additional Events of Default, or curing ambiguities or inconsistencies in the Indenture if such action will not adversely affect the interests of the Holders of the Outstanding Debentures in any material respect. (Section 901)

  The Indenture also contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than a majority in principal amount of the Outstanding Debentures, to enter into one or more supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or modifying in any manner the rights of the Holders of the Debentures, except that no such modification or amendment may, without the consent of the Holders of each of the Outstanding Debentures affected thereby, among other things, (i) change the Stated Maturity of the principal of or interest on any Debenture; (ii) reduce the principal amount thereof or the rate of interest thereon; (iii) change the Place of Payment where, or the coin or currency in which, the principal of any Debenture or any interest thereon is payable; (iv) impair the right to institute suit for the enforcement of any such payment on or with respect to any Debenture on or after the Stated Maturity thereof; (v) reduce the percentage in principal amount of the Outstanding Debentures, the consent of whose Holders is required for any such modification or amendment of the Indenture or for any waiver of compliance with certain provisions of, or of certain defaults under, the Indenture; or (vi) modify the foregoing requirements. (Section 902)

  The Holders of a majority in principal amount of the Outstanding Debentures may on behalf of the Holders of all Debentures waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1008) The Holders of a majority in principal amount of the Outstanding Debentures may on behalf of the Holders of all Debentures waive any past default under the Indenture and its consequences, except a default in the payment of the principal of or any interest on any Debenture or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debenture affected. (Section 513)

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Indenture provides that the Company, without the consent of the Holders of any of the Outstanding Debentures, may consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person or may permit any Person to consolidate with or merge into the Company; provided, that (i) the successor, transferee or lessee is organized under the laws of any United States jurisdiction; (ii) the successor, transferee or lessee, if other than the Company, expressly assumes the Company's obligations under the Indenture and the Debentures; (iii) after giving effect to the transaction, no Event of Default and no event which after notice or lapse of time or both would become an Event of Default shall have occurred and be continuing; and (iv) certain other conditions are met. (Section 801)

  Upon any consolidation by the Company with, or merger by the Company into, any other Person or any conveyance, transfer or lease of the properties and assets of the Company substantially as an entirety in accordance with the preceding paragraph, the successor formed by such consolidation or into which the Company is merged or the transferee or lessee to which such conveyance, transfer or lease is made will succeed to, and be substituted for, and may exercise every right and power of, the

Company under the Indenture, and thereafter, except in the case of a lease, the predecessor (if still in existence) will be relieved of all obligations and covenants under the Indenture and the Debentures. (Section 802)

DEFEASANCE

  The Company (i) will be discharged from any and all obligations in respect of the Debentures (except for certain obligations to register the transfer of Debentures or the exchange of Debentures to replace destroyed, stolen, lost or mutilated Debentures, and to maintain Paying Agents and hold moneys for payment in trust) ("legal defeasance") or (ii) will be released from its obligations with respect to the Debentures under the covenants described under "Restrictive Covenants" and "Consolidation, Merger and Sale of Assets", and the occurrence of an event described in clause (iii) under "Events of Default and Notice" above with respect to any defeased covenant shall no longer be an Event of Default if, in either case, the Company deposits with the Trustee, in trust, money or U.S. Government Obligations that through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal of and interest on the Debentures on the dates such payments are due in accordance with the terms of the Debentures. Such a trust may only be established if, among other things, (a) no Event of Default or event which with notice or lapse of time or both would become an Event of Default shall have occurred and be continuing on the date of such deposit, (b) no Event of Default described under clause (v) under "Events of Default and Notice" above or event which with the giving of notice or lapse of time or both would become an Event of Default described under such clause (v) shall have occurred and be continuing at any time during the period ending on the 123rd day following such date of deposit, and (c) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit or defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as if such defeasance had not occurred. Such opinion, in the case of a legal defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the Indenture. In the event the Company omits to comply with its remaining obligations under the Indenture after a defeasance of the Indenture as described under clause (ii) above and the Debentures are declared due and payable because of the occurrence of any undefeased Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee may be insufficient to pay amounts due on the Debentures at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable in respect of such payments. (Section 403)

BOOK-ENTRY SYSTEM

  The Debentures will be issued in the form of one or more registered securities (each a "Global Debenture") which will be deposited with, or on behalf of, the Depositary and registered in the name of the Depositary or the Depositary's nominee. Except as set forth below, the Global Debenture may be transferred, in whole and not in part, only to the Depositary, a nominee of the Depositary, a successor to the Depositary or a nominee of that successor. (Sections 303, 305)

  The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the 1934 Act. The Depositary was created to hold securities of institutions that have accounts with the Depositary ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

  Upon the issuance of the Global Debenture, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debentures represented by such Global Debenture to the accounts of participants. The accounts to be credited will be designated by the Underwriters of the Debentures. Ownership of beneficial interests in the Global Debenture will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in the Global Debenture will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or such participants (with respect to the owners of beneficial interests in the Global Debenture). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the Global Debenture.

  So long as the Depositary, or its nominee, is the registered holder and owner of the Global Debenture, the Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the related Debentures for all purposes of such Debentures and for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Global Debenture will not be entitled to have the Debentures represented by such Global Debenture registered in their names, will not receive or be entitled to receive physical delivery of certificated Debentures in definitive form and will not be considered to be the owners or holders of any Debentures under the Indenture or the Global Debenture. Accordingly, each person owning a beneficial interest in the Global Debenture must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its beneficial interest, to exercise any rights of a holder of Debentures under the Indenture or the Global Debenture. The Company understands that under existing industry practice in the event the Company requests any action of holders of Debentures or an owner of a beneficial interest in the Global Debenture desires to take any action that the Depositary, as the holder of the Global Debenture, is entitled to take, the Depositary would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  Payment of principal of and interest on Debentures represented by the Global Debenture registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Debenture.

  The Company expects that the Depositary, upon receipt of any payment of principal or interest in respect of the Global Debenture, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Debenture as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interests in the Global Debenture held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Debenture or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or the relationships between such participants and the owners of beneficial interests in the Global Debenture owning through such participants.

  The Debentures represented by the Global Debenture may be exchanged for individual certificated Debentures in definitive form in denominations of $1,000 and any integral multiple thereof if (i) the Depositary notifies the Company that it is unwilling or unable to continue as depositary for the Global Debenture or if at any time the Depositary ceases to be a clearing agency registered under the 1934 Act, (ii) the Company in its sole discretion at any time determines not to have all of the Debentures represented by the Global Debenture and notifies the Trustee thereof, or (iii) an Event of Default has occurred and is continuing with respect to the Debentures. Any Debenture that is exchangeable pursuant to the preceding sentence will be exchanged for certificated Debentures issued in authorized denominations and registered in such names as the Depositors shall direct. (Section 305)

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Debentures will be made in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds so long as the Debentures are represented by Global Debentures.

  Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Debentures will trade in the Depositary's Same-Day Funds Settlement System, and secondary market trading in the Debentures will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading in the Debentures.

CONCERNING THE TRUSTEE

  The Chase Manhattan Bank (National Association) will act as Trustee under the Indenture and is a member of the syndicate for the Company's revolving credit agreement. The Trustee maintains an office at 4 Chase MetroTech Center, 3rd Floor, Brooklyn, New York for the transfer and exchange of and the payment of principal of and interest on the Debentures.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the respective principal amount of Debentures set forth opposite its name below.

                                                                 PRINCIPAL
                         UNDERWRITER                        AMOUNT OF DEBENTURES
                         -----------                        --------------------
   Goldman, Sachs & Co.....................................     $
   CS First Boston Corporation.............................
   Salomon Brothers Inc....................................
                                                                ------------
     Total.................................................     $150,000,000
                                                                ============

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and to pay for all of the Debentures, if any are taken.

  The Underwriters propose to offer the Debentures in part directly to retail purchasers at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of % of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, a concession not to exceed % of the principal amount of the Debentures to certain brokers and dealers. After the Debentures are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  Settlement for the Debentures will be made in immediately available funds and secondary trading in the Debentures will settle in immediately available funds. See "Description of Debentures--Same-Day Settlement and Payment".

  The Debentures are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures.

  The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the 1933 Act.

                            VALIDITY OF SECURITIES

  The valid issuance of the Debentures will be passed upon for the Company by Jon D. Walton, Vice President-General Counsel and Secretary of the Company. The validity of the Debentures will be passed upon for the Underwriters by Sullivan & Cromwell, New York, New York. Certain legal matters with respect to the Debentures will be passed upon for the Company by Kirkpatrick & Lockhart LLP, Pittsburgh, Pennsylvania. Mr. Walton beneficially owns 37,817 shares of Common Stock of the Company and presently exercisable options to purchase 27,500 shares of Common Stock of the Company. Mr. Charles J. Queenan, Jr., a partner of Kirkpatrick & Lockhart LLP, owns 693,057 shares of Common Stock of the Company and is a director of the Company.

                                    EXPERTS

  The consolidated financial statements of the Company for the year ended January 1, 1995 incorporated by reference in this Prospectus from the 1994 Form 10-K have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. The information under the caption "Selected Consolidated Financial Data" for each of the five years in the period ended January 1, 1995, included elsewhere herein, has been derived from consolidated financial statements audited by Ernst & Young LLP, as set forth in their report appearing elsewhere herein. Such financial statements and selected consolidated financial data have been incorporated herein by reference and included herein, respectively, in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    REPORT OF INDEPENDENT AUDITORS ON SELECTED CONSOLIDATED FINANCIAL DATA

  We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of Allegheny Ludlum Corporation for each of the five years in the period ended January 1, 1995 (none of which are presented herein). We expressed unqualified opinions on the aforementioned consolidated financial statements. In our opinion, the information set forth in the selected consolidated financial data for each of the five years in the period ended January 1, 1995, appearing on page 4, is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

                                              Ernst & Young LLP

Pittsburgh, Pennsylvania
January 30, 1995

===============================================================================

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DE-SCRIBED IN THIS PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITA-TION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   2
Incorporation of Certain Documents
 by Reference..............................................................   2
The Company................................................................   3
Use of Proceeds............................................................   3
Capitalization.............................................................   3
Selected Consolidated Financial Data.......................................   4
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations.............................................................   5
Description of Debentures..................................................   7
Underwriting...............................................................  14
Validity of Securities.....................................................  15
Experts....................................................................  15
Report of Independent Auditors on Selected Consolidated Financial Data.....  15


===============================================================================
===============================================================================


                                 $150,000,000

                         ALLEGHENY LUDLUM CORPORATION

                     % DEBENTURES DUE DECEMBER   , 2025

                                 ------------
                   [LOGO OF ALLEGHENY LUDLUM CORPORATION]
                                 ------------

                             GOLDMAN, SACHS & CO.

                                CS FIRST BOSTON

                             SALOMON BROTHERS INC

===============================================================================